Exhibit D-2

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2022 on Form 18-K filed with the SEC on September 22, 2023, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2022, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2022.

GENERAL

In 2022, the Republic’s GDP increased by 5.5% compared to the previous year. The Republic’s GDP increased by 4.0% in the first quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 3.9% in the second quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 6.1% in the third quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 4.0% in the fourth quarter of 2023 compared with the same quarter of 2022. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

On May 14, 2023, presidential and parliamentary elections were held in the Republic. In the parliamentary elections, the People’s Alliance, led by AKP, secured 323 of 600 seats, ensuring a parliamentary majority for President Erdoğan. The Nation Alliance, led by the main opposition party CHP, won 212 seats, while the Labour and Freedom Alliance won 65 seats.

As no candidate received more than 50% of the valid votes in the first round on May 14, 2023, the presidential elections went into run-off. At the run-off round, which was held on May 28, 2023, Recep Tayyip Erdoğan received 52.18% of the vote, while Kemal Kiliçdaroğlu received 47.82% of the vote, according to the Supreme Election Council.

Presidential and parliamentary elections are to be held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

The next local elections will be held on March 31, 2024.

On November 4-5, 2023, at the 38th Ordinary Congress of the Republican People’s Party (CHP), Özgür Özel was elected as the new leader of the party, replacing Kemal Kılıçdaroğlu.

On August 18, 2022, Japan Credit Rating maintained Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings as “BB” but revised the outlook to “negative” from “stable”. On September 29, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “stable” from “negative’’. On November 30, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “positive” from “stable”. On September 8, 2023, Fitch affirmed Türkiye’s credit rating at “B” and its outlook was revised from negative to stable. On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign-and domestic-currency issuer and the foreign-currency senior unsecured ratings to “B3” from “B2” and changed the outlook to “stable” from “negative”. On June 16, 2023 and December 15, 2023, which were the announced dates for the review of credit rating action in 2023 with respect to Türkiye, Moody’s did not update Türkiye’s credit ratings. On January 12, 2024, Moody’s affirmed Türkiye’s credit rating at “B3” and revised its outlook on Türkiye to “positive” from “stable”. On March 8, 2024, Fitch upgraded Türkiye’s credit rating to “B+” from “B” and revised its outlook on Türkiye to “positive” from “stable”.

On November 13, 2022, an explosion in a crowded district of Istanbul resulted in the deaths of six people and in the wounding of 81 others. The Republic labelled the incident as a terrorist attack and stated that Kurdish separatist groups were responsible. In response, on November 20, 2022, Turkish armed forces launched Operation Claw-Sword, which involved airstrikes in northern Iraq and Syria. In response to a subsequent terrorist attack in Ankara on October 1, 2023, Turkish armed forces launched Operation Heroes, a comprehensive operation aimed at apprehending the suspects from Kurdish separatist groups.

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaras¸ province. They affected more than 13 million people across 11 provinces, including Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kilis, Malatya, Osmaniye, Şanlıurfa, and Elazığ. Several countries in the region, including Syria and Lebanon, also felt the strong tremors that struck Türkiye in the space of less than 10 hours. On February 20, 2023, an earthquake with a magnitude of 6.4 occurred at 8:04 p.m. local time in Defne district of Hatay, which was followed by 90 aftershocks, the largest of which was magnitude 5.8. The Disaster and Emergency Management Presidency stated that 50,096 people had been killed and 107,204 people injured by these earthquakes as of March 20, 2023. On February 7, 2023, Turkish President Recep Tayyip Erdoğan announced that the MOTF initially earmarked TL 100 billion in quake-relief spending.

Domestic Social Developments

The Ministry of Family and Social Services and the Ministry of Labor and Social Security aim to provide social services that strengthen the individual and family within the framework of social values; implement measures to increase employment, and regulate and control working life with the aim of contributing to socio- economic development and maintaining the effectiveness of the social security system.

To achieve this mission, The Ministry of Family and Social Services unveiled the 2022-2026 Strategic Plan with the following 5 main objectives:

Protection and strengthening of the individual, family and social structure;

Improving protective and preventive services, ensuring equal opportunities;

Strengthening shelter, care and rehabilitation services for women, children, the disabled and the elderly;

Facilitating access to social assistance and social services; and

Increasing institutional capacity and service quality.

Through this policy, Türkiye sets action plans to further protect the most vulnerable groups of the society, protecting against all forms of abuse towards children as well as the elimination of gender-based inequality. The UN Convention on the Rights of the Child was signed by Türkiye in 1990 and the principle of “Zero Tolerance to Child Labor” continues to be carried out effectively.

Moreover, since 2007, Türkiye sets and implements National Action Plans, which contain the main policy priorities in the field of combating violence against women. The 4th National Action Plan (2021-2025), as the current roadmap, aims to prevent all types of violence against women with principle of zero tolerance to violence.

Governmental Steps With Respect to Income Distribution

One of the main goals of Türkiye’s economic policy is to ensure that its citizens benefit from the Republic’s economic growth. In addition to macroeconomic policies, support programs have also decreased poverty and improved income distribution. In this context, pension payments, unemployment benefits, health insurance, and social assistance such as family support are provided. The Family Support Program administered by the Republic’s Family and Social Services Ministry was launched in 2022 to provide financial assistance to families in need. In addition, pursuant to Law No. 7349 on the Amendment of Some Laws and the Income Tax Law, the minimum wage is exempt from taxes and the amount of wages up to the minimum wage for all employees are currently exempt from taxes as well.

Consequently, Türkiye has made significant progress in reducing poverty and improving income distribution, including improvements in the following metrics up until 2021:

•	The Gini coefficient, a statistical measure designed to represent inequality, decreased from 0.428 in 2006 to 0.415 in 2021.

•

The P80/P20 ratio (an income inequality ratio defined as the ratio of total income received by the 20% of the population with the highest income (top quintile) to that received by the 20% of the population with the lowest income (lowest quintile)) decreased from 9.6 in 2006 to 7.9 in 2021.

•	The ratio of number of people earning less than $2.15 per day was 2.1% in 2002, decreased to 0.4% in 2019.

•	The poverty rate, calculated based on 50 percent of the median income, was 18.6% in 2006, and decreased to 14.4% in 2021.

•

Türkiye has improved its position in the Human Development Index, a metric compiled by the United Nations Development Program used to quantify a country’s average achievement in human development, moving from 86th among 174 countries in 2000 to 48th among 191 countries in 2021 and was placed in the “Very High Human Development” category.

Nevertheless, there has been a slight deterioration in income inequality in the last two years, mainly due to rising inflation. Although the poverty rate, calculated based on 50 percent of the median income, decreased further to 13.9 for the reference year of 2022; the Gini coefficient increased to 0.433 and the P80/P20 ratio increased to 8.4 for the same year.

Moreover, in order to reach sustainable growth and decrease women and youth vulnerability, certain concrete steps have been taken. First, in order to ease access to finance for youth and women, Credit Guarantee Fund supported packages and Small and Medium Enterprises Development Organization entrepreneurship supports are provided to these groups. Furthermore, dissemination of childcare services, social security premium support to businesses that employ women and youth, income tax exemption for young entrepreneurs, tax exemptions for women in internet sales of homemade products as well as active labor force programs are top-line policies supported by the government of the Republic in order to protect and increase employment of vulnerable groups.

POLITICAL CONDITIONS

In the May 14, 2023 presidential and parliamentary elections in the Republic, Recep Tayyip Erdoğan had 49.52%, Kemal Kılıçdaroğlu had 44.88% and Sinan Oğan had 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the vote. Kemal Kılıçdaroğlu received 47.82% of the votes.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of March 8, 2024:

Number of Seats
Justice and Development Party (AKP)	264
Republican People’s Party (CHP)	129
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	49
İYİ Party	38
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	7
Total	598

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

After Türkiye agreed to forward the NATO membership accession protocol for Sweden to the Grand National Assembly of Türkiye, discussed below, Sweden on July 10, 2023, agreed to “actively support efforts to reinvigorate Türkiye’s EU accession process, including modernization of the EU-Türkiye Customs Union and visa liberalization”. At present, citizens of Türkiye require a visa to enter any EU member state. Furthermore, the President of the European Council, Charles Michel, stated on July 11, 2023 that he and President Erdoğan had “explored opportunities ahead to bring EU-Türkiye cooperation back to the forefront and re-energize our relations”.

On September 6, 2023, Trade Minister Ömer Bolat and Oliver Varhelyi, European Commissioner for Neighbourhood and Enlargement, met in Ankara. After the meeting Ömer Bolat said that they were highly pleased with the concrete program proposed by the EU, especially regarding the facilitation of visa processes for Turkish businesspeople and he also added that they would improve the trade and economic cooperation between Türkiye and the EU, Türkiye’s largest trading partner, through mutual steps.

On September 19, 2023, President Recep Tayyip Erdoğan said that the increasingly complex nature of regional and global challenges indicated that there was a need, now more than ever, to advance Turkish-European Union relations on a healthy basis at his speech in the UN Security Council.

On November 20, 2023, Minister of Foreign Affairs Hakan Fidan said Türkiye remains committed to its EU membership goal and continues to follow constructive policies to improve cooperation and dialogue in all fields.

On March 1, 2023, Janez Lenarčič, European Commissioner for Crisis Management, attended a session of the European Parliament Committee on Development in Brussels on the humanitarian situation after earthquakes that hit Türkiye and Syria and stated that the solidarity the EU showed after such earthquakes struck Türkiye could open a new page in EU-Türkiye relations.

On March 29, 2023, Türkiye’s President Recep Tayyip Erdoğan and Hungarian President Katalin Novak held a joint press conference in Ankara. Türkiye’s President Recep Tayyip Erdoğan stated that Türkiye was ready to assist in delivery of natural gas to Hungary and that Türkiye expected Hungary to maintain support for progress on a positive agenda with respect to Türkiye-EU ties.

On September 13, 2023, the European Parliament voted on its position on the Commission’s 2022 annual report on Türkiye during its September 2023 plenary session. In its decision, the European Parliament noted that Türkiye remained a candidate for EU accession, a NATO ally and a key partner in security, trade and economic relations and migration, however, Türkiye was expected to respect democratic values, the rule of law and human rights and abided by EU law.

On September 13, 2023, the Turkish Foreign Ministry stated that European Parliament’s decision was unacceptable and also added that it was far from developing the right strategic approach towards both the EU and our region.

On October 1, 2023, Türkiye’s President Recep Tayyip Erdoğan said that although Türkiye has kept promises it made to the EU, the bloc has not fulfilled its promises to Ankara, referring to the EU’s 2016 promise to lift visa requirements for Turkish citizens visiting EU countries as part of the migrant deal.

European Commission’s 2023 Report

On November 8, 2023, the European Commission published the 2023 EC Report. The report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The report stated that Türkiye remains a key partner for the European Union and a candidate country. With respect to foreign policy, the report said: “Türkiye condemned the Russian military aggression (Ukraine war), including at the UN General Assembly, and engaged politically and diplomatically, including by facilitating the export of Ukrainian grain and the exchange of prisoners.” It also stressed that Türkiye intensified its “regional normalisation” policy with Arab states, Armenia, and Israel. On the economic side, the report said economic integration with the EU remains high despite a decline, and that Türkiye is the bloc’s seventh-largest trading partner.

On November 29, 2023, the European Commission and the High Representative adopted a Joint Communication on the state of play of EU-Türkiye political, economic and trade relations. On the same date, EU foreign policy chief Josep Borrell stated that “The European Union clearly has a strategic interest to develop a mutually beneficial relationship with Türkiye and maintain a stable and secure environment in the eastern Mediterranean”.. The EU has identified a number of possible options towards engagement with Ankara, Borrell said, adding that the EU Commission has suggested resuming dialogue on updating the Customs Union with Türkiye, as well as taking more steps on trade, investment, migration, and visa liberalization. Türkiye’s deputy foreign minister and director for EU affairs stated on December 18, 2023 that the joint declaration on Türkiye-EU relations marks a significant first step in bilateral relations.

On February 16, 2024, European Union foreign policy chief Josep Borrell stressed that the bloc’s relations with Türkiye must be improved in times of increasing regional instability and deepening geopolitical crisis, following his meeting with Minister Hakan Fidan on the sidelines of the Munich Security Conference.

World Bank

On September 7, 2023, Humberto Lopez, World Bank Country Director for the Republic of Türkiye, stated that the World Bank planned to add U.S.$18 billion worth of new operations to its existing U.S.$17 billion exposure in Türkiye, adding this figure included providing direct credits to the government supporting the private sector.

On September 22, 2023, the Minister of Treasury and Finance, Mehmet Şimşek said that Türkiye signed a €859.7 million (U.S.$966 million) financing deal with the World Bank for green transformation. He also added that the financing of €500 million was provided for the Renewable Energy Project in the Public and Municipalities to be implemented by the Ministry of Environment, Urbanization and Climate Change and Türkiye’s İller Bankası and the financing of €395.75 million was provided for the Türkiye Water Circularity and Efficiency Improvement Project to help address the challenges of climate change-induced water scarcity and reduce wastewater pollution in water-stressed areas.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter. On April 19, 2023, the United States Supreme Court rejected certain arguments by Halkbank that the 1976 US Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defences. The United States Supreme Court ordered the 2nd U.S. Circuit Court of Appeals to reconsider Halkbank’s effort to dismiss the case based on these defences. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”.

On January 18, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu and U.S. Secretary of State Antony J. Blinken held a press conference on the Türkiye – U.S. Strategic Mechanism in Washington. Mevlüt Çavuşoğlu stated that Türkiye’s request for F-16 fighter jets and Sweden and Finland’s NATO bids were different issues and should not have been related to each other.

On February 20, 2023, President Recep Tayyip Erdoğan met with U.S. Secretary of State Antony J. Blinken in Ankara to discuss the United States’ commitment to provide assistance in the wake of the February 2023 earthquakes in Türkiye, as well as matters relating to the ongoing hostilities in Ukraine and Finland and Sweden’s NATO membership applications.

On March 20, 2023, the U.S. Department of State released its 2022 Country Reports on Human Rights Practices, including a report on Türkiye, which identified what the U.S. Department of State regards are deficiencies in Türkiye’s human rights record. On March 24, 2023, Türkiye’s Ministry of Foreign Affairs condemned the U.S. Department of State’s human rights report on Türkiye.

On July 12, 2023, U.S. President Joe Biden said that he was confident that the United States will be able to sell F-16 fighter jets to Türkiye. Discussions between the United States and the Republic are ongoing regarding this matter, which remains subject to the approval of the US Congress.

Türkiye’s Foreign Minister Hakan Fidan said that Türkiye expects Washington to fulfil its commitments on the sale of F-16 fighter jets to Ankara, during his conversation over the phone with US Secretary of State Antony Blinken on December 27, 2023.

On January 6, 2024, Turkish President Recep Tayyip Erdoğan and Foreign Minister Hakan Fidan met with US Secretary of State Antony Blinken in Istanbul, to discuss issues including the war and the ongoing humanitarian tragedy in Gaza, final steps to complete Türkiye’s ratification of Sweden’s NATO bid, and US approval for the sale of F-16 fighter jets to Türkiye. Foreign Minister Fidan reiterated that Türkiye expects Washington to fulfil its commitments on the sale of F-16 fighter jets to Ankara at a one-on-one meeting with Blinken.

On January 17, 2024, the U.S National Security Council Spokesman John Kirby said President Joe Biden “has been pretty consistent: we continue to support the additional sale of F-16s and modernization of the current F-16 fleet for — for Turkey.”

On January 24, 2024, the U.S. State Department spokesperson Vedant Patel said the Turkish parliament’s approval of Sweden’s NATO membership is an “incredibly welcome step.” He also stated that “President Biden, Secretary Blinken have been very clear of our support for modernizing Türkiye’s F-16 fleet, which we view as a key investment in NATO interoperability”. Also on January 24, 2024, the U.S. Secretary of State Antony Blinken said the U.S. welcomes Turkish President Recep Tayyip Erdogan’s signing off on his parliament’s ratification of Sweden’s NATO membership bid.

On January 26, 2024, the U.S. State Department notified the U.S. congress that it had approved the sale of F-16s to Türkiye. Final approval of the sale can be blocked by the U.S. Congress in the two weeks following the U.S. State Department’s notice of their approval of the sale, but senior U.S. lawmakers indicated that they do not intend to move to block the sale.

On February 29, 2024, US senators voted, 79-13, against a resolution introduced by Senator Rand Paul, which sought to block the sale of F-16 fighter jets and other defense equipment to Türkiye.

On March 7-8, 2024, Turkish Foreign Minister Hakan Fidan paid an official visit to the US. During the two-day trip, which comes at the invitation of US Secretary of State Antony Blinken, Fidan attended the seventh meeting of the Türkiye-US Strategic Mechanism. During the visit, Fidan also met White House National Security Adviser Jake Sullivan and some Congress members, including Chair of the Senate Foreign Relations Committee Ben Cardin. On March 9, 2024, a Joint Statement on the U.S.-Türkiye Strategic Mechanism was released. According to the joint statement, Secretary Blinken and Minister Fidan reiterated their commitment to a results-oriented, forward-looking, positive bilateral agenda that advances shared objectives and addresses emerging global challenges. They discussed strengthening the U.S.-Türkiye relationship on a wide range of issues, including regional priorities, counterterrorism, defense cooperation, economic growth, trade, energy security and climate change, and people-to-people ties. The ministers announced that both countries would pursue opportunities to advance defense industry cooperation. Blinken and Fidan underlined the importance of finding a path towards ending the ongoing conflict in Gaza and addressing the humanitarian crisis immediately, while also reaffirming their commitment to a durable two-state solution.

Germany

On October 13, 2023, Germany announced support for Türkiye’s diplomatic efforts to de-escalate the conflict between Israel and Hamas. Chancellor Scholz’s spokesman said that Turkish President Erdoğan is an influential figure in Middle East and voiced support for Erdoğan’s efforts to de-escalate. Speaking at a news conference in Berlin, Chancellor Scholz’s spokesman praised Turkish President Recep Tayyip Erdoğan’s mediation efforts, and said the two leaders have been in close contact. On November 17, 2023, during his visit to Germany, President Erdoğan emphasized the significance of both countries’ potential contributions to a humanitarian cease-fire in Gaza and highlighted the importance of taking steps in this regard.

NATO

As regards Finland and Sweden’s NATO membership applications, President Erdoğan drew attention to the ongoing activities of the members of the PKK/YPG and DHKP-C terrorist organizations in these countries, and in his speech delivered at the Grand National Assembly of Türkiye on May 23, 2022, he said that “we are one of the top countries that actively support the Alliance’s activities. Yet, this does not mean that we will say ‘yes’ to every proposal brought before us. NATO’s enlargement is meaningful to us only to the extent that our sensitivities are respected. Asking us for support for NATO membership while providing every kind of support to the PKK/YPG terrorist organization amounts to incoherence to say the least”.

On November 16, 2022, the Swedish Parliament passed the constitutional amendment making it possible to pass stricter anti-terrorism laws. The amendment came into force on January 1, 2023.

After the attacks targeting the Holy Quran in Sweden on January 21, 2023 and then repeated in Netherlands on January 24, 2023 and in Denmark on January 27, 2023, Türkiye’s Ministry of Foreign Affairs separately condemned in the strongest terms these actions. On January 23, 2023, Turkish President Recep Tayyip Erdoğan stated that Sweden would not get any support for its admission to NATO from Türkiye, if they would not show respect to the religious beliefs of Türkiye. On February 16, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu in a joint press conference with NATO Secretary General Jens Stoltenberg stated that the two countries should address Türkiye’s concerns relating to their bids not only on paper but in actions as well.

On March 30, 2023, Türkiye’s Parliament approved Finland’s bid to join NATO. Finland became a NATO member state on April 4, 2023.

On July 7, 2023, President Recep Tayyip Erdoğan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO.

On July 10, 2023, NATO Secretary General Jens Stoltenberg announced that Türkiye had agreed to forward the accession protocol for Sweden to the Grand National Assembly of Türkiye after a trilateral meeting of between Stoltenberg and leaders of Türkiye and Sweden on the eve of the NATO Summit in Vilnius.

On October 23, 2023, Turkish President Recep Tayyip Erdoğan signed Sweden’s NATO accession protocol and submitted it to parliament. NATO Secretary-General Jens Stoltenberg said, “I look forward to a swift vote of approval and to welcoming Sweden as a full NATO Ally very soon. As I mentioned in my recent meeting with President Erdoğan over the weekend, this development will make the entire Alliance stronger and more secure”.

On October 25, 2023, Sweden’s NATO membership accession was referred to the Grand National Assembly of Türkiye Foreign Affairs Committee. A bill proposing the approval of the Protocol on Sweden’s accession to NATO was signed by the Speaker of the Assembly, Numan Kurtulmus, and referred to the Turkish Grand National Assembly Foreign Affairs Committee. Kurtulmus said in a statement, “[in] order to advance the process, we requested concrete steps from Finland and Sweden to address [Türkiye’s] legitimate security concerns, including the removal of sanctions and restrictions they have imposed on counter-terrorism and defense industry exports[.]”

On December 26, 2023, the Turkish parliament’s Foreign Affairs Committee approved legislation greenlighting Sweden’s accession to NATO, leaving only the General Assembly vote to grant or deny Türkiye’s full approval.

On January 23, 2024, the Turkish parliament approved the bill regarding Sweden’s accession protocol to NATO. The bill was approved by 287 out of 346 members of the parliament who participated in the vote. On January 25, 2024, President Recep Tayyip Erdoğan signed the presidential decree on the Sweden’s accession into the military alliance, and approved the relevant protocol. On January 25, 2024, the law passed by the Turkish parliament approving Sweden’s NATO membership was published in Official Gazette. On January 24, 2024, the U.S. Secretary of State Antony Blinken said the U.S. welcomes Turkish President Recep Tayyip Erdogan’s signing off on his parliament’s ratification of Sweden’s NATO membership bid.

On January 26, 2024, the presidential decree on approval of Sweden’s NATO membership was published in Türkiye’s Official Gazette, finalizing the ratification.

On February 15, 2024, Turkish Defense Minister Yaşar Güler and Greek Defense Minister Nikolaos Dendias signed a letter of intent to join the European Sky Shield Initiative. At the ceremony, Güler said that the initiative, led by Germany, was an important step towards fulfilling NATO’s requirements while ensuring the interoperability and integration of allies.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Türkiye rejected it. In this press release, Türkiye also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release and said that this operation was unacceptable and Türkiye opposed it. Türkiye also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

On November 17, 2022, Turkish President Recep Tayyip Erdoğan stated that the Black Sea Grain Initiative had been extended for 120 days beginning November 19, 2022, in accordance with the resolution taken as a result of the quadrilateral talks hosted by Türkiye. Many countries and international bodies, including the United Nations and the European Union, praised Ankara for its commitment to extending the Black Sea Grain Initiative in line with the decision taken between Türkiye, the United Nations, the Russian Federation and Ukraine. On March 18, 2023, the Black Sea Grain Initiative was extended by at least 60 days, until mid-May 2023.

On May 17, 2023, Turkish President Recep Tayyip Erdoğan announced that it was decided to extend the Black Sea Grain Initiative for two more months, until mid-July 2023.

On July 17, 2023, Russia announced that the agreements had reached a de facto end and it notified the UN, Türkiye and Ukraine that it will not renew the crucial grain deal.

On September 4, 2023, President Recep Tayyip Erdoğan met with Vladimir Putin, President of Russia. President Recep Tayyip Erdoğan said that he believed the Black Sea Grain Initiative should be continued by correcting its deficiencies. He also added that they were taking firm steps towards their goal of U.S.$100 billion trade volume while it reached about U.S.$69 billion in 2022.

On September 7, 2023, Jens Stoltenberg, Secretary General of NATO, said that they condemned Russia’s withdrawal from the Black Sea Grain Initiative and they welcomed the efforts by Türkiye to try to re-establish the Black Sea Grain Initiative.

On September 11, 2023, President Recep Tayyip Erdoğan stated that Türkiye, Qatar and Russia specifically planned to send 1 million tons of grain to underdeveloped African countries and they would take steps to increase these exports in their meeting with Sergey Lavrov, Russian Minister of Foreign Affairs.

On February 6, 2024, Türkiye’s foreign minister Hakan Fidan said that during the Russian President’s upcoming visit to Ankara, which was expected to take place on February 12, 2024, Turkish President Tayyip Erdoğan and his Russian counterpart Vladimir Putin were expected to discuss the war in Ukraine and the Black Sea Grain Initiative during a visit to Ankara by the Russian president. Spokesman for the United Nations Secretary-General Stephane Dujarric told reporters that the UN will be following Russian President Vladimir Putin’s upcoming visit to Türkiye closely amid efforts to broker a new mechanism to facilitate grain exports from Ukraine and Russia. On February 8, 2024, it was announced that Russian President Putin’s visit would be postponed.

On February 28, 2024, in a video message sent to the Ukraine-Southeast Europe Summit, President Recep Tayyip Erdoğan said that he maintains his view that diplomacy and dialogue should be given a chance for a “fair and lasting resolution” of the Ukraine war. He reiterated Türkiye’s support for Ukraine’s independence, sovereignty, security, and territorial integrity, as well as for efforts to protect the rights and interests of “our Crimean Tatar compatriots”. The president said Türkiye “in principle” supports Ukrainian President Zelenskyy’s 10-step peace formula, and is ready to contribute to “swift recovery and reconstruction” of the war-torn country. He declared that Türkiye is ready to again host peace negotiations between Russia and Ukraine.

On March 8, 2024, Ukrainian President Zelenskyy thanked the Turkish president and people for their support for Kyiv’s territorial integrity, sovereignty and independence, while speaking at a joint news conference with his Turkish counterpart, Recep Tayyip Erdoğan, in Istanbul. President Zelenskyy added that Türkiye’s special role deserves the leadership of the state to be present at the peace summit and in the joint work of the world majority for the full implementation of the peace formula. During the conference, Turkish President Erdoğan reiterated that Türkiye would continue to endeavor to end the war with fair peace based on negotiations. Erdoğan also said that the Black Sea Grain Initiative allowed nearly 33 million tons of grain to reach those in need, preventing a global food crisis, adding that Ankara is ready again to do its best.

Armenia

On September 11, 2023, Türkiye’s Communications Directorate said that President Recep Tayyip Erdoğan and Armenian Prime Minister Nikol Pashinyan made a phone call and both leaders underlined that achieving a lasting peace and stability in the region would contribute to the development and prosperity of all countries of the region, and also stated that they would continue diplomatic efforts to this end.

On September 28, 2023, after the National Security Council meeting, it was stated that the path to a lasting peace in South Caucasus could only be opened through the unconditional establishment of Azerbaijan’s territorial integrity and sovereignty.

On October 25, 2023, Armenian Patriarchate of Türkiye expressed gratitude to Türkiye for efforts to bring peace and tranquility to the Middle East, and that the Patriarchate supports. Türkiye’s endeavors to help people live together in peace.

Israel & Palestine

On October 13, 2023, the Turkish Foreign Ministry stated that the Israeli military’s call for Palestinians living in the north of Gaza Strip to move to the south of the strip within 24 hours is “in no way acceptable”. The ministry said in a statement that the forced migration of 2.5 million people in Gaza, who have endured days of indiscriminate bombing and have been denied access to electricity, water, and food, in an extremely limited area represents a blatant violation of international law and stands in stark contrast to basic human decency. The President Recep Tayyip Erdoğan said Israel should allow humanitarian aid into the Gaza Strip through Egypt’s Rafah crossing.

On October 21, 2023, Turkish Foreign Minister Hakan Fidan said that the Israel-Palestine conflict requires a new “guarantee mechanism”. He added there should be a guarantee mechanism for monitoring, verifying, (and) when needed, enforcing the obligations of the parties in a just peace.

On October 22, 2023, a Turkish presidential aircraft, loaded with medicines and medical supplies destined for the Gaza Strip, departed from Ankara to Egypt’s capital Cairo. A group of 20 expert healthcare professionals were also on board the plane that took off from Ankara Esenboga Airport.

On October 25, 2023, Turkish President Recep Tayyip Erdoğan said that he had canceled a plan to visit Israel in light of the ongoing Gaza conflict. At the Justice and Development (AK) Party’s parliamentary group meeting in Ankara, Erdoğan said that before October 7, 2023, when the conflict erupted, he had planned to visit Israel but then canceled his plans. Saying that Türkiye has no problem with the Israeli state, Erdoğan added, however, that Ankara would never approve of Tel Aviv committing atrocities. On November 3, 2023, Turkish President Recep Tayyip Erdoğan said he was breaking off contact with Israeli Prime Minister Benjamin Netanyahu but not with Israel.

On November 4, 2023, Türkiye announced that it had recalled its ambassador to Tel Aviv for consultations, in view of the unfolding humanitarian tragedy in Gaza caused by the continuing attacks by Israel against civilians, and Israel’s refusal of calls for a cease-fire and continuous and unhindered flow of humanitarian aid.

On November 17, 2023, speaking at a joint press conference with Chancellor Scholz of Germany, President Erdoğan said: “As Türkiye, our aim is to establish a climate where Israelis and Palestinians live side by side in peace, where calm and security prevail. I believe everyone should take responsibility to ensure a fair and lasting peace in the Middle East.”

On November 22, 2023, Turkish Foreign Minister Hakan Fidan visited London and Paris with his counterparts from the Organization of Islamic Cooperation (OIC) and the Arab League as part of efforts to stop the war in Gaza and achieve lasting peace.

On January 2, 2024, Türkiye announced that it had detained 34 individuals suspected of working for Israeli intelligence service Mossad in raids across eight provinces. On January 5, 2024, Türkiye arrested 15 suspects on charges of espionage activities.

As of January 11, 2024, Türkiye has received 377 patients and injured individuals from Gaza for treatment since Israel’s attacks on the Palestinian enclave began last year.

On January 26, 2024, Turkish Foreign Minister Hakan Fidan met with UK Foreign Secretary David Cameron and emphasized the urgent need for a full cease-fire in Gaza to attain a lasting peace in the Middle East. During the meeting, Minister Fidan said that a cease-fire in Gaza and a two-state solution should be implemented for permanent peace in the region.

On February 16, 2024, Turkish President Recep Tayyip Erdoğan said that Türkiye will act together with Egypt against the forced displacement of Gazans from their own lands. Noting that Türkiye has been sending humanitarian aid to the people of Gaza since the war started, President Erdoğan said that Ankara has always coordinated with Egyptian authorities for the delivery of humanitarian aid to Gaza.

On March 3, 2024, Turkish Foreign Minister Hakan Fidan noted Türkiye supports views that established practices of the international community regarding Gaza should now be set aside in favor of taking unilateral action. Speaking at the closing ceremony of the Antalya Diplomacy Forum, Minister Fidan said there are serious efforts underway to reach a cease-fire in the Gaza Strip before the Muslim holy month of Ramadan.

Iraq & Syria

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. Operation Claw-Lock was launched on April 18, 2022 in order to prevent terrorist attacks from northern Iraq and to ensure border security. The most recent operation by the Turkish armed forces, Operation Claw-Sword, was launched on November 20, 2022, in part as a response to the terrorist attack in Istanbul, in order to prevent terrorist attacks from northern Iraq and Syria and to ensure border security.

After Iraqi Prime Minister Mohammed Shia Al-Sudani’s official visit to Türkiye on March 21, 2023, Al-Sudani stated that new strategic projects with Türkiye which would strengthen bilateral relations would be launched soon.

Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu stated that a meeting on Syria at the level of deputy foreign ministers between Türkiye, Russia, Iran and Syria would be held in Moscow on April 3-4, 2023.

Türkiye, in an operation conducted on April 29, 2023, neutralized the former -so-called leader of DAESH, namely Abu al-Hussein al-Husseini al-Qurashi in Syria.

On May 10, 2023, a Quadripartite Foreign Ministerial Meeting was held in Moscow, with the participation of the Ministers of Foreign Affairs of Türkiye, the Russian Federation, Iran and Syria. After the meeting, Turkish Foreign Minister Mevlut Cavusoglu said in the talks he stressed cooperation in the fight against terrorism, working together to establish a basis for the return of Syrians, bringing the political process in Syria forward, and the protection of Syria’s territorial integrity.

On September 15, 2023, Türkiye’s Minister of Foreign Affairs, Hakan Fidan said that Türkiye and Iraq hoped to move into the implementation phase of the Development Road project, which was of great importance for prosperity and stability in the Middle East, within the next few months. He also stated that the effective and sustainable operation of energy and transportation corridors without Türkiye’s involvement would not be possible.

On January 25, 2024, Ministry of National Defense stated that as many as 2,478 YPG/PKK terrorists had been neutralized, including those hiding out across the border in Iraq and northern Syria since the beginning of 2023.

Eastern Mediterranean

On February 27, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu, and Egyptian Foreign Minister Sameh Shoukry met in Türkiye and held a joint press conference. After the meeting, the Egyptian Foreign Ministry spokesperson stated that a consultation process would be launched with Türkiye to restore relations between the two countries.

On March 20, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu and Greek Minister of Foreign Affairs, Nikos Dendias met in Brussels and agreed that Türkiye would support Greece’s campaign for a non-permanent seat on the UN Security Council in 2025-2026 and Greece would support Türkiye’s candidacy for secretary general of the International Maritime Organization (IMO).

On April 1, 2023, Türkiye’s Vice President, Fuat Oktay, stated that Türkiye would continue its efforts to secure international recognition for the Turkish Republic of Northern Cyprus. On April 2, 2023, Türkiye’s Ministry of Foreign Affairs condemned the deal between the National Guard of the State of New Jersey and the Ministry of Defense of the Greek Cypriot Administration, which expands the action taken by the United States in September 2020 to lift its arms embargo on Cyprus, and said that doing so is encouraging the Greek Cypriot side’s armament.

On July 4, 2023, Türkiye and the Arab Republic of Egypt announced the upgrading of diplomatic relations between them to the level of ambassadors. Türkiye has nominated Salih Mutlu Şen to become its ambassador in Cairo while Egypt has nominated Amr Elhamamy to become its ambassador in Ankara.

On July 12, 2023, a meeting between Turkish President Recep Tayyip Erdoğan and Greek Prime Minister Mitsotakis was held on the sidelines of a NATO summit in Vilnius, Lithuania. After the meeting, the Greek Prime Minister said that the meeting confirmed leaders’ common intention to reset Greek-Turkish relations.

On September 5, 2023, Minister of Foreign Minister Hakan Fidan met with George Gerapetritis, Minister of Foreign Affairs of Greece in Ankara. Hakan Fidan said that Türkiye was ready to continue the dialogue with its neighbour Greece without preconditions and to develop its relations on the basis of common interests in all areas. He also added that they could solve the nations’ problems on the basis of international law, respecting mutual rights and interests.

On September 20, 2023, President Recep Tayyip Erdoğan met with Greek Prime Minister Kyriakos Mitsotakis at the Turkish House in New York on the sidelines of the 78th UN General Assembly. Türkiye’s Communications Directorate said that the two leaders confirmed the positive climate in the relations between Türkiye and Greece and their determination to preserve it.

On September 20, 2023, President Recep Tayyip Erdoğan called the international community to recognize the Turkish Republic of Northern Cyprus officially as soon as possible.

On November 13, 2023, delegations from Türkiye and Greece on Monday held a round of discussions focused on confidence-building measures in Ankara. The two sides provisionally agreed to implement or reactivate a number of previously agreed-on confidence-building measures over the course of next year.

On December 7, 2023, Turkish President Recep Tayyip Erdoğan visited Greece. Erdoğan met with Greek Prime Minister Kyriakos Mitsotakis as well as the Greek President during his one-day visit. Erdoğan and Mitsotakis also co-chaired the 5th meeting of the Türkiye-Greece High Level Cooperation Council to review all aspects of bilateral relations, and to address steps to improve cooperation. “It is our hope to resolve our issues via constructive dialogue, good neighbourly relations within the framework of international law,” Erdoğan said at a joint news conference with Mitsotakis, declaring that there is not any issue between Türkiye and Greece that cannot be resolved. Türkiye and Greece also agreed to increase the current bilateral trade volume from approximately $5 billion to $10 billion, Erdoğan said. Cautioning that tensions between the two countries also threaten stability in the wider Eastern Mediterranean region, the Greek Prime Minister said that even if they fail to bridge their differences, the two countries should at least “not automatically produce tensions and crises”, and stressed that Türkiye and Greece must live in peace and work tirelessly to resolve their disputes. On the visit, the two nations also signed the Athens Declaration on Friendly Relations and Good-Neighbourliness, which emphasized the need to continue efforts to improve ties for the benefit of both societies in an atmosphere of friendship and mutual trust.

On February 6, 2024, the Turkish foreign minister declared that Türkiye is set to soon reopen its consulate general in Benghazi, eastern Libya. Fidan reiterated that Türkiye wants Libya to resolve its problems through dialogue and that Türkiye does not want the current existing division between the east and west of Libya to become permanent.

On February 14, 2024, Türkiye and Egypt signed a joint declaration, pledging to cooperate in a wide range of areas, including politics, security, trade, and culture. The joint declaration on the restructuring of the High-Level Strategic Cooperation Council meetings between the two countries was signed by countries’ presidents, during Turkish President Recep Tayyip Erdoğan’s first visit to Egypt in more than a decade. The declaration stressed the commitment of Ankara and Cairo to strengthen their strong relations in all fields to serve the common interests of both countries and peoples, and to enhance solidarity and cooperation to promote peace, stability, and prosperity both in their regions and beyond.

Saudi Arabia

On March 6, 2023, a deposit agreement was signed between the Kingdom of Saudi Arabia and Türkiye. Under the agreement, the Kingdom of Saudi Arabia agreed to deposit U.S.$5 billion in the Central Bank through the Saudi Fund for Development.

Turkish President Recep Tayyip Erdoğan visited Saudi Arabia on July 17, 2023 as part of a three-day Gulf tour, primarily to discuss joint investment and commercial activities. On the same day, Türkiye and Saudi Arabia signed a series of deals covering investment, the defence industry, energy and communications.

Qatar and United Arab Emirates

Turkish President Recep Tayyip Erdoğan paid official visits to Qatar and the United Arab Emirates on July 18-19, 2023.

On September 11, 2023, Mehmet Şimşek, Minister of Treasury and Finance, said that Türkiye planned to sell an earthquake bond, valued up to U.S.$8.5 billion, to the UAE by the end of the year within the framework of the agreement signed between the two countries. He also stated that this agreement included a U.S.$51 billion investment from UAE to Türkiye over 3 years.

Africa

On March 7, 2024, Türkiye signed an offshore oil and natural gas cooperation deal with Somalia, further strengthening bilateral ties after agreeing to a defense deal in February 2023. The Turkish Energy Ministry described the deal as an inter-governmental agreement, which includes exploration, evaluation, development and production of governmental agreement, which includes exploration, evaluation, development and production of oil in Somalia’s land and sea blocks. Türkiye has built schools, hospitals and infrastructure and provided scholarships for Somalis to study in Türkiye, expanding its interest and influence in the region.

Kahramanmaraş Earthquakes

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaraş province, which affected more than 13 million people across 11 provinces. After the earthquakes, NATO Secretary General Jens Stoltenberg, OSCE Secretary General Helga Schmid, EU Commissioner for Neighbourhood and Enlargement Negotiations Olivér Várhelyi, the Minister for International Development Cooperation and Foreign Trade of Sweden, on Behalf of the Swedish Presidency of the EU Council Johan Forssell, the Secretary General of the Organization of Islamic Cooperation Hissein Brahim Taha, Malaysian Prime Minister Anwar Ibrahim, Iraqi Kurdish Regional Government President Nechirvan Barzani, Qatari Emir Sheikh Tamim, Pakistani Prime Minister Shehbaz Sharif, Georgian Prime Minister Irakli Garibashvili, UN Under-Secretary-General for Humanitarian Affairs and Emergency Relief Coordinator Martin Griffiths, Ministers of Foreign Affairs from many countries, including Greece, Equatorial Guinea, Libya, Israel, Bosnia and Herzegovina, Armenia, Uzbekistan, USA, North Macedonia, Lebanon, Hungary, Egypt, Congolese State Minister & Director of Presidential Cabinet and the Jordanian Deputy Prime Minister and Minister of Foreign Affairs came to Türkiye to show their solidarity and support for the people affected by the earthquakes.

On February 11, 2023, the Türkiye-Armenia border reopened for the first time in 35 years to carry humanitarian aid to people affected by earthquakes.

On March 2, 2023, the UN Resident Coordinator in Türkiye Alvaro Rodriguez visited the tent city established in a stadium in the southern Hatay province and stated that the UN would continue to support Türkiye following the earthquakes.

As of February 16, 2023, 101 countries had offered assistance for search, rescue and aid in the earthquake regions and 66 countries with 5654 personnel were present on the ground. Also, two were expected to send their search and rescue teams of 455 personnel.

As of March 7, 2023, 16 countries installed 34 field hospitals in the cities affected by the earthquakes. Additionally, 179,655 tents, 2,076 temporary housing containers and 2,075 mobile hygiene units were delivered by various countries for the use of people in the impacted cities.

On March 20, 2023, an event named the International Donors’ Conference was convened in Brussels by the European Commission and the Swedish government that assumed the rotating presidency of the Council of the European Union to show international solidarity after the earthquakes affecting Türkiye and Syria. Many countries and international organizations attended the event and gave their support. The European Commission pledged €1 billion for reconstruction efforts in regions hit by the massive earthquakes in Türkiye. Türkiye’s President Recep Tayyip Erdoğan virtually addressed the opening session of the event and stated that Türkiye would never forget international solidarity shown after the earthquakes.

On March 29-31, 2023, Hungarian President Katalin Novak paid official visits to Türkiye and also visited the earthquake region to express sympathy.

On June 27, 2023, The World Bank Board approved U.S.$1 billion in financing with the Türkiye Earthquake Recovery and Reconstruction Project to support Türkiye’s efforts to restore essential public services and resilient rural housing in areas that were hit by catastrophic earthquakes. The project will help restore health services, rebuild damaged or destroyed municipal infrastructure, and repair and rebuild rural homes damaged or destroyed by the earthquakes. The project’s activities will span 11 provinces which suffered the heaviest earthquake damage, and which are home to about 14 million people.

On February 7, 2024, The European Union signed an agreement with Türkiye on a €400 million grant from the European Union Solidarity Fund (EUSF) to finance recovery operations following the devastating twin earthquakes last year. At the signing ceremony, European Commissioner for Cohesion and Reforms Elisa Ferreira stated that the EU stands in solidarity with Türkiye and it has pledged to deliver €1 billion of assistance.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of March 7, 2024, Türkiye had granted temporary protection to 3,143,635 Syrians. 60,235 of those are residing in temporary accommodation centers.

As of December 2022, there were 1.45 million school-age (between 5 and 17 years old) children under temporary protection in Türkiye and 972,792 of them can attend school. As of March 2022, the number of polyclinic services provided to Syrians since 2011 has reached over 97 million, while those receiving in-patient treatment exceeded 3 million. Almost 2.6 million surgeries were conducted on Syrians and over 754,000 Syrian babies were born in Türkiye.

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. A comprehensive social assistance and social service policy has been implemented for Syrian refugees. In order to increase their economic and social resilience and skills, Syrians under temporary protection were included in the scope of completed and ongoing social projects such as Job Creation and Entrepreneurship Opportunities for Communities and Improvement of Labor Market Integration.

Environment

The Turkish parliament ratified the Paris Agreement on October 6, 2021, and the Paris Agreement entered into force on November 10, 2021. Türkiye, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053. In August 2021, Türkiye released a detailed plan to adapt to the European Green Deal standards, which includes 32 objectives and 81 actions in 9 categories. Türkiye’s Medium-Term Program for 2022-2024, co-developed by the MOTF and the Presidency of Strategy and Budget, includes a section on “Green Transition” which emphasizes the implementation of targets and actions included in Türkiye’s Green Deal Action Plan.

Key initiatives under the Green Deal Action Plan include specified actions focusing on nine key initiatives: Border Carbon Regulations; A Green and Circular Economy; Green Financing; Clean, Economic and Secure Energy Supply; Sustainable Agriculture; Sustainable Smart Transportation; Combating Climate Change; Diplomacy; and Information and Awareness Activities.

To support Türkiye’s climate action, a Memorandum of Understanding was signed between Türkiye, the World Bank, France, Germany, the UN, International Finance Corporation and the European Bank for Reconstruction and Development, which provides a framework for the World Bank and other signatories to provide technical assistance and additional development financing of U.S.$3.2 billion and to help mobilize private finance for projects supporting Türkiye’s enhanced nationally determined contributions and long-term strategy towards achieving carbon neutrality.

On January 19, 2023, Türkiye published its National Energy Plan for the period until 2035, laying out steps toward reaching the target of net zero greenhouse gas emissions, including plans to boost solar power capacity by five times and to triple the total size of wind power plants.

On September 10, 2023, President Recep Tayyip Erdoğan attended a press conference after the G-20 summit in India and said that Türkiye’s steps in energy efficiency and renewable energy prevented 90 million tons of carbon dioxide emissions annually. And he also added that in line with Türkiye’s 2053 net zero emission target, Türkiye doubled its emission reduction target by 2030.

On September 18, 2023, President Recep Tayyip Erdoğan signed the Global Zero Waste goodwill declaration, spearheaded by first lady Emine Erdoğan, on the sidelines of the 78th UN General Assembly in New York.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15.012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4.642 billion. In the second quarter of 2023, nominal GDP was TL 5.506 billion. In the third quarter of 2023, nominal GDP was TL 7.697 billion. In the fourth quarter of 2023, nominal GDP was TL 8.431 billion. Nominal GDP was approximately TL 26.276 billion in 2023.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of February 29, 2024 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2022 Q1	2022 Q2	2022 Q3	2022 Q4	2023 Q1	2023 Q2	2023 Q3	2023 Q4
1.	A- Agriculture, forestry and fishing	2.3	4.5	11.2	5.9	2.6	4.3	10.7	5.2
2.	BCDE- Industry	28.7	27.9	24.4	26.0	25.0	22.6	21.4	22.6
3.	F- Construction	4.4	5.4	4.6	5.0	5.5	6.2	5.2	5.5
4.	GHI- Services	25.3	27.0	26.5	27.5	26.8	27.2	25.7	27.1
5.	J- Information and communication	2.3	2.2	2.1	2.8	2.3	2.4	2.2	2.9
6.	K- Financial and insurance activities	3.5	3.7	3.3	2.8	4.0	3.9	2.8	3.0
7.	L- Real estate activities	4.6	3.9	3.4	3.3	4.1	4.3	3.6	3.7
8.	MN- Professional, administrative and support service activities	4.2	4.5	4.3	5.0	4.9	5.3	4.7	5.5
9.	OPQ- Public administration, education, human health and social work activities	11.0	8.5	8.7	8.8	11.6	10.8	10.1	9.7
10.	RST- Other service activities	2.5	1.7	1.6	2.4	2.5	1.9	1.7	2.7
11.	Sectoral total	88.9	89.3	90.0	89.6	89.3	88.9	88.3	88.0
12.	Taxes-Subsidies	11.1	10.7	10.0	10.4	10.7	11.1	11.7	12.0
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.0	3.9	6.1	4.0

Source: TURKSTAT

In February 2024, the Republic’s monthly CPI increased by 4.53% and domestic PPI increased by 3.74% compared to the previous month. In February 2024, the Republic’s annual CPI and domestic PPI increased by 67.07% and 47.29%, respectively, as compared to the same month of the previous year.

On February 21, 2024, the Government offered an interest rate of 42.66% for its 728-day TL denominated fixed coupon Government Bond, compared to 10.82% for its 665-day TL denominated fixed coupon Government Bond on February 8, 2023.

On February 21, 2024, the Government offered an interest rate of 29.49% for its 1722-day TL denominated fixed coupon bond issuance compared to 9.50% for its 1820-day TL denominated fixed coupon Government Bond on February 22, 2023.

The industrial production index increased by 1.6% in December 2023 compared to the same month of the previous year.

In 2022, the unemployment rate decreased by 1.6 percentage points to 10.4% as compared to the previous year. In January 2024, the seasonally adjusted unemployment rate increased by 0.2 percentage points to 9.1% as compared to the previous month. In January 2024, the seasonally adjusted employment rate realized as 49.0% with 0.2 percentage point increase compared to the previous month and the number of employed people increased by 160,000 to 32.222 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2023	Unemployment rate (in %)	Number of unemployed (In Thousands)
January	9.7	3,396
February	9.9	3,435
March	9.9	3,449
April	10.0	3,511
May	9.5	3,310
June	9.5	3,306
July	9.4	3,268
August	9.2	3,210
September	9.1	3,168
October	8.6	3,008
November	9.0	3,139
December	8.9	3,129
2024 January	9.1	3,214

Source: TURKSTAT

On January 4, 2023, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 5,500 in 2023, up from TL 3,500. President Recep Tayyip Erdoğan also announced that wages for active and retired civil servants would be raised by 30% in 2023.

Also, on January 4, 2023, the Ministry of Treasury and Finance announced a new housing finance program called “My New Home”, which aims to help middle-income citizens own houses. Under the program, eligible citizens will be able to apply for loans with maximum 15 years maturity and with interest rates of 0.69% up to TL 2 million, 0.79% between TL 2 million and TL 4 million and 0.99% between TL 4 million and TL 5 million. The program offers finance ministry support for payments for the first three years of the loans, and payment plans will be structured in accordance with household income through the loan maturity.

On March 1, 2023, President Recep Tayyip Erdoğan announced that the Disaster Reconstruction Fund will be established to help the 11 provinces most directly effected by the earthquakes recover quickly. The Disaster Reconstruction Fund will cover the infrastructure and superstructure costs in the disaster area. Donations, aids and grants collected in the fund will be used for the revival of the cities impacted by the recent earthquakes.

On March 21, 2023, Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette numbered 32139, which provides for the establishment of the Disaster Reconstruction Fund for areas affected by natural disasters, including the recent earthquakes in the country. The Disaster Reconstruction Fund was established in order to provide, manage and transfer the necessary resources to the relevant public institutions and organizations for reconstruction, infrastructure and pavement works in areas declared as disaster zones.

On March 22, 2023, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 7,500 from TL 5,500.

According to the Presidential Decree published in the Official Gazette No. 32211 dated June 4, 2023, Mehmet Şimşek was appointed as the new Minister of Treasury and Finance.

According to the Presidential Decree published in the Official Gazette No. 32241 dated July 7, 2023, the VAT rates applied to goods and services were increased from 8% and 18% to 10% and 20%, respectively.

On September 6, 2023, the Government announced the Medium Term Program covering the 2024-2026 period (the “2024-2026 Medium Term Program”). In the 2024-2026 Medium Term Program, the GDP growth target is 4.4% for 2023, 4% for 2024, 4.5% for 2025 and 5% for 2026. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 6.4% for 2023, 6.4% for 2024, 3.4% for 2025 and 2.9% for 2026. The EU-defined general government debt stock to GDP ratio, which is expected to be 33.3% in 2023, is projected to be 35.2% in 2024, 34.6% in 2025 and 33.2% in 2026. The current account deficit to GDP ratio target is 4% for 2023, 3.1% for 2024, 2.6% for 2025 and 2.3% for 2026. The CPI inflation target under the program was 65% by the end of 2023, 33% by the end of 2024, 15.2% by the end of 2025 and 8.5% by the end of 2026. The unemployment target is 10.1% for 2023, 10.3% for 2024, 9.9% for 2025, and 9.3% for 2026.

On November 22, 2023, the Law on the Establishment of the Family and Youth Fund was accepted at the Turkish Grand National Assembly. According to the law, the fund will be a public legal entity operating under the Ministry of Treasury and Finance which will prioritize backing young entrepreneurs and providing interest-free marriage loans to support young couples who also participate in certain family and pre-marital education programs with the aim of fortifying Turkish families.

TOURISM

In 2023, the number of foreign visitors visiting the Republic increased by 10.42% to 49,209,180 people compared to the previous year. In January 2024, the number of foreign visitors visiting the Republic increased by 2.05% to 2,047,027 people compared to the same month in 2023. In the fourth quarter of 2023, tourism revenues increased by 6.8% compared to the same period of 2022 and reached U.S.$12,272,673,000. In 2023, tourism income increased by 16.9% and reached U.S.$54,315,542,000 compared to the previous year.

EMPLOYMENT AND WAGES

In January 2024, the seasonally adjusted total civilian employment was 32.222 million and the seasonally adjusted labor force participation rate was at 53.9%, which represented a 0.3 percentage point increase compared to the previous month.

As of January 2024, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 206.76 billion.

As of January 2024, 69.09% of the Unemployment Insurance Fund was invested in bonds, 29.42% of the assets were held in deposits and 1.48% of the assets were held in Takasbank Money Market.

As of November 2023, there were 376 pension funds offered to the public. As of November 2023, the total net asset value of these funds increased to TL 724.7 billion from approximately TL 404.6 billion in November 2022.

In January 2023 President Recep Tayyip Erdoğan announced that the mandatory minimum retirement age (previously age 58 for women and age 60 for men) would be abolished.

On July 14, 2023, the General Assembly of the Grand National Assembly of Türkiye accepted the proposed law to increase the lowest civil servant salary to TL 22,017.

On December 27, 2023, Minister of Labour and Social Security Vedat Işıkhan announced that the minimum wage in Türkiye would be TL 17,002 in 2024, marking a 49% increase from the level determined in July.

According to the Circular published by Ministry of Treasury and Finance on January 5, 2024, wages for active civil servants would be raised by 49.25% in 2024.

On January 16, 2024, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 10,000 from TL 7,500. As of January 5, 2024, the lowest civil servant salary has increased to TL 32,861.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In January 2024, the trade balance posted a deficit of U.S.$6.227 billion, with a 56.4% decrease compared with January 2023. In January 2024, total goods imported (c.i.f.), including gold imports, decreased by 22.0% to U.S.$26.218 billion, as compared to approximately U.S.$33.601 billion during the same period in 2023. In January 2024, the import of capital goods, which are used in the production of physical capital, decreased by 0.2% over the same period in 2023; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 28.8% over the same period in 2023; and the import of consumption goods increased by 13.6% over the same period in 2023. In January 2024, total goods exported (f.o.b.), increased by 3.5% to U.S.$19.991 billion, as compared to approximately U.S.$19.312 billion during the same period of 2023. Total exports and imports for 2023 amounted to U.S.$255.538 billion and U.S.$361.766 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$399 million in January 2024. The following table summarizes the balance of payments of Türkiye for the period indicated:

January 2024
in millions of U.S. Dollars
CURRENT ACCOUNT	-2,556
Trade Balance	-4,448
Goods Exports	19,721
Goods Imports	24,169
Services	2,792
Primary Income	-856
Secondary Income	-44
CAPITAL ACCOUNT	33
FINANCIAL ACCOUNT	1,786
Direct Investment (net)	-661
Portfolio Investment (net)	-1,086
Assets	799
Liabilities	1,885
Other Investment (net)	3,533
Assets	4,934
Liabilities	1,401
RESERVE ASSETS	-6,207
NET ERRORS AND OMISSIONS	-1,898

In December 2023, the volume of crude oil imports increased by 28.05% compared to December 2022. In December 2023, natural gas imports increased by 4.38% to 6,063.12 million cubic meters compared to 5,808.85 million cubic meters in December 2022. In December 2023, liquefied petroleum gas imports decreased by 2.67% to 355,727.19 tons compared to 365,495.80 tons in December 2022.

As of January 2024, total gross international reserves were U.S.$133,858 million (compared to U.S.$125,340 million as of January 2023). As of January 2024, gold reserves were U.S.$48,378 million (compared to U.S.$50,579 million as of January 2023) and the Central Bank gross foreign exchange reserves were U.S.$78,002 million as of January 2024 (compared to U.S.$67,164 million as of January 2023).

As of January 2024, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$50,157 million (compared to approximately U.S.$54,699 million as of January 2023). As of January 2024, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$50,665 million (compared to approximately U.S.$32,599 million as of January 2023).

As of March 8, 2024, the Central Bank held approximately TL 526.14 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on February 8, 2024, the inflation target for 2024 is 36%, with a 2% uncertainty band in both directions. On March 7, 2024, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 31.7768 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2023**
Turkish Lira per U.S. Dollar	29.44
Turkish Lira per euro	32.57
Turkish Lira per 100 Japanese Yen	20.75
Turkish Lira per Currency Basket*	31.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2023.

Source: Central Bank

On August 20, 2022, the CBRT announced the following decisions for loans subject to the reserve requirement practice it had stated in its press release of April 23, 2022: (i) the reserve requirement maintenance being applied at a ratio of 20% was replaced by maintenance of securities at 30% for banks to enhance the efficiency of the practice; (ii) securities equalling the loan amount exceeding the loan growth rate of 10% as of December 30, 2022 compared to July 29, 2022 will be maintained for a period of one year; (iii) in case the types of loans that are excluded are not extended against expenditure, such loans will be subject to the securities maintenance practice. Additionally the CBRT decided that for commercial loans to be extended from August 20, 2022 until the end of 2022, securities will be maintained based on 20% of the loan amount to be extended at an annual compound interest rate 1.4 times higher than the CBRT-released annual compound reference rate, and 90% of the loan amount to be extended at an annual compound interest rate 1.8 times higher than the CBRT-released annual compound reference rate. On October 18, 2022, CBRT announced that: (i) the security maintenance obligation is increased from 3% to 5%, effective from October 28, 2022; and (ii) general security maintenance rate will be subject to adjustments as if a bank’s ratio of Turkish Lira deposits to total deposits is: (a) less than 50%, then such rate is to be increased to 12%; or (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 7%, effective from December 30, 2022. On December 31, 2022, CBRT announced that: (i) other financial institutions that are deemed so by the CBRT will be subject to such rules; and (ii) the above-described rule on maintenance of securities based on the CBRT-release annual compound reference rate and effective interest rate should continue on the interest rate multiplier benchmarks to be announced by the CBRT. On January 7, 2023, the CBRT announced its intention to further amend rules on the maintenance of securities, and adjusted the rules it announced on October 18, 2022, effective from February 24, 2023, the general rate is increased to 10%; however, if a bank’s ratio of Turkish Lira deposits to total deposits is: (i) less than 50%, then such rate is to be increased to 17%; (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 12%; (iii) greater than or equal to 60% but less than 70%, then such rate is to be decreased to 5%, and (iv) greater than or equal to 70%, then such rate is to be decreased to 3%.

As of January 2024, the Central Bank’s international reserve level was approximately U.S.$133.9 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On December 30, 2022, the Central Bank published the “Monetary Policy and Liraization Strategy for 2023”. According to the published document, policies to be implemented under the Liraization Strategy will continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira (TL) in both assets and liabilities of the banking system. Accordingly, the liraization target in deposits is set at 60% for the first half of 2023. Conditions for banks’ use of funding, collateral and credit channels will be calibrated in line with the liraization targets. It also included the first payment transactions on the Digital Turkish Lira Network which were executed successfully. In 2023, the Central Bank expects to expand the Digital Turkish Lira Collaboration Platform to involve selected banks and financial technology companies, and will unveil advanced phases of the pilot study with extensive participation. In TL liquidity management, the share of funding via OMO is intended to be gradually increased, and OMO will be the main component of the funding channel. The Central Bank’s main policy instrument will remain the one-week repo auction rate. The floating exchange rate regime will continue, and exchange rates will be determined under free market conditions according to supply and demand. Recent swap agreements signed with other central banks are intended to encourage bilateral trade through a swap-financed trade settlement facility and financial cooperation for the economic development of the respective countries.

On December 31, 2022, the Central Bank issued a press release on “Macroprudential Measures” which details certain changes made in the securities maintenance and reserve requirement practices. In addition to banks, other financial institutions have also been included in the scope of the securities maintenance regulation, and at the first phase, factoring companies have been required to maintain securities according to the interest rate they apply to Turkish lira-denominated factoring receivables. The period of the implementations that stipulate banks to maintain securities according to loan interest rate and loan growth rate has been extended until December 29, 2023. With the press release on “Macroprudential Policy Framework” issued by the Central Bank on December 21, 2023, the implementation regarding securities maintenance based on loan growth was extended for six months. The scope of assets and liabilities of banks subject to the securities maintenance practice was expanded to cover funds obtained from FX-denominated repo transactions with domestic real persons and the real sector, transactions to derecognize FX liabilities subject to the securities maintenance via engaging in financial derivative transactions with FX funders, and securities issued by the real sector and the features of which are determined by Central Bank. The securities maintenance practice introduced will ensure a balanced course in FX loans in line with the decline in foreign currency funding items. The facilities of maintaining gold for Turkish lira reserve requirements were terminated as of June 23, 2023.

On January 7, 2023, the Central Bank issued an additional press release covering “Macroprudential Measures”, stating that as a result of the Liraization Strategy implemented by the Central Bank, banks in general have reached the 50% liraization target in deposits announced for 2022. In its Monetary Policy and Liraization Strategy for 2023, the Central Bank shared with the public that the liraization target in deposits for the first half of 2023 was set at 60%. Accordingly, the following changes were made to the securities maintenance practice effective from February 24, 2023. First, the securities maintenance ratio has been raised to 10% from 5%. Second, banks that exceed the 60% Turkish lira share target in real and legal person deposits will be subject to a discounted securities maintenance ratio. The banks for which the lower of these shares for real and legal person is: between 60% and 70% (inclusive), will receive a 5-point discount, and those with shares above 70% will receive a 7-point discount on the securities maintenance ratio. The previously determined additional ratios will continue to apply to banks with Turkish lira shares below the 60% target by adding them to the securities maintenance ratio.

On January 15, 2023, the Central Bank issued an additional press release covering “Macroprudential Measures”. In this release, the Central Bank pointed to its statements from its Monetary Policy and Liraization Strategy for 2023 document that policies to be implemented under the Liraization Strategy would continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira in both assets and liabilities of the banking system. The Bank announced further steps would be taken to invigorate the attraction of TL deposits. In this context, to encourage maturity extension of TL deposits, the Central Bank has decided to set reserve requirement ratios for TL deposit accounts with maturities longer than three months at zero percent. The Central Bank has decided to set reserve requirement ratios at zero percent for the increase in FX liabilities with maturities longer than 6 months provided directly from abroad until the end of 2023. These changes became effective from the calculation date of January 20, 2023 with the maintenance period starting on February 3, 2023.

On January 19, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 9%.

On January 26, 2023, the Central Bank issued a press release entitled “Supporting Conversion of Firms’ Foreign Exchange Obtained From Abroad Into Turkish Liras” which states that as part of its Monetary Policy and Liraization Strategy for 2023, the Central Bank has decided to provide support for the conversion of firms’ FX obtained from abroad into Turkish liras to support liraization in commercial activities. Accordingly, when selling their FX obtained from abroad to the Central Bank, firms will be provided with FX conversion support corresponding to 2% of the amount converted into Turkish liras commitment that they will not purchase foreign exchange, more than they sold to Central Bank, during the term to be determined by Central Bank. After firms sell at least 40% of the FX they have brought into the country from abroad to the Central Bank, they will be able to deposit the remaining part of the FX they brought from abroad into FX-protected conversion accounts, and in return for their commitment, firms will be provided with a FX conversion support of 2% of the amount converted into Turkish liras. Banks will be in charge of confirming that the FX sold to the Central Bank and FX to be converted into Turkish lira deposit and participation accounts have been obtained from abroad.

On January 26, 2023, the Central Bank released the first inflation report of the year. According to the report, inflation is projected to be 22.3% at the end of 2023 and sustain the downward trend by falling to 8.8% at the end of 2024 and to 5% at the end of 2025.

On February 23, 2023, the Monetary Policy Committee (MPC) announced that it decided to reduce the policy rate (one-week repo auction rate) from 9% to 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 2, 2023, it was stated that in formulating the monetary policy towards achieving the sustainable price stability objective, a liraization-oriented approach will be maintained that also addresses risks to financial stability. The Central Bank will implement its Liraization Strategy in order to create an institutional basis for permanent and sustainable price stability. The Committee will continue to take its decisions in a transparent, predictable and data driven framework.

On March 23, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 30, 2023, it was stated that it has become even more important to keep financial conditions supportive to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake. Accordingly, the Monetary Policy Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee assessed that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquakes by maintaining price stability and financial stability. According to the meeting summary, the effects of the earthquakes in the first half of 2023 will continue to be closely monitored.

According to Presidential Decree No. 7016, dated March 31, 2023, the maximum interest rate limit for domestic individual’s FX-protected TL deposits was removed. The Presidential Decree also said that the interest rate offered to the deposits would not be below the current policy rate of the Central Bank.

On April 27, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on May 3, 2023, the Monetary Policy Committee’s commitment to creating supportive financial conditions to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake was reiterated. Accordingly, the Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee also reiterated that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquake by maintaining price stability and financial stability.

On May 4, 2023, the Central Bank released the second Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 22.3% at the end of 2023, to fall to 8.8% at the end of 2024 and sustain the downtrend by receding to 5.0% by the end of 2025.

On May 25, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. The summary of the Monetary Policy Committee Meeting published on June 1, 2023, reiterated the positions from the previous two meetings with respect to the current monetary policy stance and the aim of preserving growth momentum in industrial production and the positive trend in employment.

In accordance with a decree published in the Official Gazette No. 32216 dated June 9, 2023, Mrs. Hafize Gaye Erkan was appointed as new Governor of the Central Bank.

On June 22, 2023, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 8.5% to 15%. In the summary of the Monetary Policy Committee Meeting published on July 3, 2023, it was stated that the Committee will determine the policy rate in a way that will create monetary and financial conditions necessary to ensure a decline in the underlying trend of inflation and to reach the 5% inflation target in the medium term. Considering the inflation outlook and the upside risks, the Committee assessed that the current monetary policy was far from achieving the inflation target of 5%. The Committee underlined that deterioration in price stability was threatening macroeconomic stability and, in particular, financial stability. Accordingly, the Committee decided to implement a monetary tightening process, the steps of which will be strengthened as much as needed in a timely and gradual manner. The monetary tightening process will continue until a significant improvement in the inflation outlook is achieved. The Committee sees this decision as the first step of the monetary tightening process that was initiated to establish a disinflationary course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

On July 20, 2023, the Monetary Policy Committee decided to increase the policy rate (the one-week repo auction rate) from 15% to 17.5%. In the summary of the Monetary Policy Committee Meeting published on July 27, 2023, in addition to the increase in the policy rate, the Committee has made decisions on quantitative tightening and selective credit tightening to support the monetary policy stance. While policy rates, the main policy instrument, affect monetary and financial conditions and expectations, these decisions aim to stabilize excess Turkish Lira liquidity and consumption demand and increase the effectiveness of monetary policy.

On July 21, 2023, within the scope of quantitative tightening to support the monetary policy stance, the reserve requirement ratio of 15% on FX-protected accounts was published in the Official Gazette.

On July 25, 2023, the Central Bank issued a press release entitled “Selective Credit and Quantitative Tightening Decision”. The following steps were taken as part of the simplification process:

1.

To complement the steps supporting the tightening process, the monthly growth limit for TL commercial loans at was set to 2.5% from 3% under the securities maintenance practice based on loan growth. Export, investment, agriculture and tradesmen loans are excluded from this limitation.

2.

To increase the functionality of the market mechanism, the securities maintenance practice was simplified based on interest rates, and accordingly the first tier for TL commercial loans excluding export and investment loans was removed and interest rate cap was applied as a single tier.

3.

To support the efficient use of financial resources, the growth limit for vehicle loans was set to 2%, down from 3%, and the 3% limit for general purpose loans was kept unchanged. Moreover, to control inflation and to balance domestic demand, the monthly maximum interest rate applied to credit card cash utilization and overdraft accounts has been raised to 2.89%.

Export and investment loans as well as loans for the earthquake zone will be exempted from all credit restring measures of the Central Bank.

In addition to these steps, the following decisions have been taken to support exporters’ access to financing:

1.	The daily limit for rediscount credits has been raised to TL 1.5 billion.

2.	The SME share in rediscount credits will be increased and export growth performance will be taken into account when extending credits.

3.	As part of the simplification process, conditions to access rediscount credits were made more accommodative. Accordingly,

(a)	The requirement to sell additional 30% of export proceeds to use rediscount credits has been abolished.

(b)	Foreign currency purchases for import payments have been exempted from the scope of the commitment not to buy foreign currency during the rediscount credit term.

On July 27, 2023, the Central Bank released the third Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 58% at the end of 2023, to fall to 33% at the end of 2024 and sustain the downtrend by receding to 15% by the end of 2025.

On August 24, 2023, The Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 17.5% to 25%.

On September 12, 2023, the Central Bank issued a press release entitled “Rediscount Credits for Export and Foreign Exchange Earning Services”. According to the press release, to support selective credit utilization and exporters’ access to finance, the daily limit on rediscount credits has been raised to TL 3 billion from TL 1.5 billion. While extending rediscount credits, increase in the share of SME’s and export performance will be taken into consideration.

On September 18, 2023, the Central Bank published the “Communique on Amending the Communique on Supporting the Conversion to TL Deposits (numbered 2021/14)” numbered 2023/25 which allows resident individuals to convert their FX deposit accounts, which were held at banks as at August 31, 2023, and legal persons to convert their FX deposit accounts, which were held at banks as at June 30, 2023, into TL deposits.

On September 21, 2023, the Monetary Policy Committee decided to raise the policy rate (one-week repo auction rate) from 25% to 30%. The Monetary Policy Committee stated that they had decided to continue the monetary tightening process in order to establish the disinflation course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

On September 28, 2023, Central Bank’s notification regarding the change in interest rates to be applied in rediscount and advance transactions was published in the Official Gazette. Accordingly, the discount interest rate to be applied in rediscount transactions against bills with a maximum of 3 months remaining until maturity was determined as 30.75% annually, and the interest rate to be applied in advance transactions was determined as 31.75% annually.

On October 26, 2023, the Monetary Policy Committee decided to raise the policy rate (one-week repo auction rate) from 30% to 35%. In the summary of the Monetary Policy Committee Meeting published on November 2, 2023, the Monetary Policy Committee stated that they had decided to continue the monetary tightening process in order to establish the disinflation course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

In its decision dated October 27, 2023, the Monetary Policy Committee announced that to increase the functionality of market mechanisms and strengthen macro financial stability, it will continue to simplify and improve the existing micro-and macroprudential framework. The Committee also stated that guided by impact analyses, the simplification process is advancing gradually and that in this context the monetary transmission mechanism will be further strengthened by taking additional steps to increase the share of Turkish lira deposits. Accordingly, the Bank issued the Communique Amending the Communique on Maintenance of Securities (No. 2023/29), published in the Official Gazette dated October 27, 2023 and decided to proceed with the following simplification steps:

•

Terminating the securities maintenance practice applied to banks at a rate of 30% based on the Turkish lira denominated cash loans they extend. The types of loans excluded from this practice will no longer be subject to the securities maintenance in case they are not extended against expenditure.

•	Terminating the securities maintenance practice applied at a rate of 30% on securities issued by the real sector and purchased by banks.

•	Abolishing the securities maintenance practice that banks are subject to for Turkish lira commercial loans based on the interest rate/dividend rate that banks apply above 1.8 times the reference rate.

•	Ending the securities maintenance practice that factoring companies are subject to for factoring receivables based on the interest rate that these companies apply above 2.7 times the reference rate.

•	Facilitating access to export loans by exempting imports of investment goods from the net exporter requirement.

•

Excluding articles pertaining to renewal of FX-protected deposit accounts (converted from FX accounts) and conversion to Turkish lira accounts to increase the share of Turkish lira deposits from the securities maintenance regulation.

•	Determining that, as of the calculation date on September 29, 2023, the establishment of securities should be carried out between October 27, 2023 and November 23, 2023.

Meanwhile, the following steps will be to increase the share of Turkish lira deposits:

•

Changes will be made to the practice of charging commissions on reserve requirements for FX deposits in order to increase the share of Turkish lira through the renewal of FX-protected accounts (converted from FX accounts) and their conversion to Turkish lira. For banks with a Turkish lira conversion rate higher than 10%, the portion exceeding the target will be counted towards the conversion target.

•	The target increase for the share of real persons’ Turkish lira deposits, which was set at 2.5%, will be increased to 3.5%.

On November 2, 2023, the Central Bank released the fourth Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 65% at the end of 2023, and fall to 36% at the end of 2024, and to 14% at the end of 2025. According to the report, it is projected that inflation will rise throughout the first half of 2024 and headline inflation will assume a steady decline as of the second half of 2024. The report also said that the monetary policy has produced its first visible effects on financial conditions. In this respect, while loan growth and composition have normalized, demand for Turkish lira deposits has increased.

On November 2, 2023, the Central Bank raised reserve requirement ratios from 25% to 30% for FX-protected deposit accounts up to 6- month maturity (including 6-month), and from 5% to 10% for FX-protected deposit accounts up to 1- year, with 1-year or longer maturity.

On November 23, 2023, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 35% to 40%. According to press release published on the same day, the Monetary Policy Committee assessed that the current level of monetary tightness is significantly close to the level required to establish the disinflation course. Accordingly, the pace of monetary tightening will slow down and the tightening cycle will be completed in a short period of time. The Monetary Policy Committee cautioned that monetary tightness will be maintained as long as needed to ensure sustained price stability.

On November 23, 2023, the Central Bank announced that the implementation framework for advance loans against investment commitment (“ALAIC”) had been restructured. According to the new implementation framework, taking into account the Technology/Strategy score of firms’ investment projects, as determined by the Ministry of Industry and Technology in accordance with established policies, with a minimum total investment amount of TL 1 billion will be eligible for allocation of ALAIC via intermediary banks. The interest rate for loans under the program, which will be extended with a maximum maturity of 10 years, will be set between 30% and 15%, depending on the Technology/Strategy score, the ratio of external financing for the investment, and the financial soundness assessment. The new ALAIC program has been allocated an annual limit of TL 100 billion. The program envisages a total limit allocation of TL 300 billion over the course of three years.

On December 21, 2023, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 40% to 42.5%. According to the press release published on the same day, the Monetary Policy Committee had assessed that monetary tightness is close to the level required to establish the disinflation course, and decided to reduce the pace of monetary tightening. The Monetary Policy Committee anticipates that it will complete the tightening cycle as soon as possible. The Monetary Policy Committee again cautioned that monetary tightness will be maintained as long as needed to ensure sustained price stability.

On December 21, 2023, the Central Bank announced that to prevent maximum interest rates for credit cards and maximum commission rates for merchants from exceeding their current levels, an upper limit was introduced for the reference rate. The upper limit has been determined as 3.11%, which is the current level of the reference rate, and the current calculation method has been kept unchanged for rates below this level.

In addition, according to the press release, the Central Bank will continue to simplify the existing micro- and macroprudential framework to increase the functionality of market mechanisms and strengthen macro financial stability. Accordingly, the securities maintenance ratio for foreign exchange liabilities was reduced from 5% to 4%. In addition, the implementation regarding securities maintenance based on loan growth, which was to be terminated on December 29, 2023, will be extended for six months. To mitigate the adverse effects of the earthquake, loans extended to the earthquake zone will continue to be exempt from the securities maintenance requirement until June 2024.

On December 29, 2023, the Central Bank announced the 2024 Monetary Policy Report. According to this report, under the inflation targeting regime, the inflation target of 5% set jointly with the Government has been maintained. The level of monetary tightness required for sustained price stability will be maintained as long as needed to attain the inflation path projected in the Inflation Reports and to achieve the 5% inflation target in the medium term. In addition, monetary tightness and monetary transmission may be supported with additional quantitative tightening decisions, with such decisions to be based on liquidity developments. The CBRT will continue to implement quantitative tightening by extending the sterilization tools at its disposal. Moreover, the CBRT aims to increase the share of Turkish lira deposits to 50% in the banking system and to sustain the fall in the FX-protected TL deposits accounts balance in 2024 through steps aimed at prioritizing Turkish lira deposits.

High inflation affects the decision-making mechanisms of economic agents and causes them to bring their spending forward, especially on durable consumer goods, expecting that inflation will further increase in the future. Growth in Türkiye has been dominated by domestic demand in recent years.

Moreover, the rise in inflation levels, particularly in service inflation, has had an impact on the Turkish economy by decreasing purchasing power, worsening income equality and hindering longer-term growth prospects. Furthermore, the stickiness of service inflation enhances these effects, making it difficult for consumers and businesses to adjust. This further creates uncertainty among all market players, leading to a lack of confidence in the economy and investment decisions. In addition, the high demand for FX, gold and FX-protected deposits has lead to dollarization.

Inflation in the Republic has increased from 38.2% in June 2023 to 67.07% in February 2024 primarily due to the strong course of domestic demand, cost pressures from wages and exchange rates, stickiness of services inflation, tax regulations, increase in gasoline prices and deterioration in inflation expectations.

The CBRT has embarked upon a monetary tightening process as of June 2023 in order to begin the disinflation process. Accordingly, the policy rate was raised from the low of 8.5% in June 2023 to 45.0% in January 2024. As a forward guidance for the monetary policy stance, the CBRT has emphasized that monetary tightness will be maintained as long as needed to ensure sustained price stability.

To increase the functionality of market mechanism and strengthen macro financial stability, the CBRT continues to simplify and improve the existing micro- and macroprudential framework. The decisions on policy rate hikes, quantitative tightening, selective credit tightening and macroprudential simplification have been taken concurrently in an iterative and gradual manner.

Quantitative tightening policies have been put in place to absorb excess liquidity in the banking system. In addition, selective credit tightening policies have been implemented to support the rebalancing process in domestic demand.

Due to high inflation, the minimum wage in Türkiye was revised twice per year in 2022 and 2023 as opposed to the one-time update seen in previous years. When minimum wages were updated in January and July 2023, the Republic observed that labor-intensive sectors, especially services, exhibited higher month-on-month inflation rates. This, in turn, deteriorated inflation expectations and the price-setting behavior across sectors. Thus, the frequency and magnitude of minimum wage updates have been viewed with greater importance than before.

The most recent minimum wage hike occurred in 2024, and it was announced that there would be no additional increase for the rest of 2024.

Recent inflation adjustments made to wages and pensions have been largely consistent with the assumptions in the Inflation Report in November 2023, hence they were largely factored into inflation projections in the report.

The CBRT believes that the most important issue to monitor will be the pass-through of minimum wages to prices. Historically, the CBRT has observed that a 10% increase in minimum wages raises inflation by approximately 1 percentage point.

With the ongoing, determined tight monetary policy adopted by the CBRT, the Republic has seen improvements in a wide array of indicators including credit growth, inflation expectations and the demand for TL assets. The CBRT’s current projection is that annual inflation will decline to 36% at the end of 2024, down from the 65% at the end of 2023. The inflation is also projected to be 14% at the end of 2025, and to 9% at the end of 2026.

As of January 1, 2024, new FX-protected TL deposits accounts will not be opened, and existing FX-protected TL deposits accounts will not be renewed upon maturity. New account openings and renewals at maturity will continue in FX-protected deposits with foreign currency conversion.

On January 25, 2024, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 42.5% to 45%. According to the press release published on the same day, taking into account the lagged impact of monetary tightening, the Monetary Policy Committee assessed that the monetary tightness required to establish the disinflation course has been achieved and that this level will be maintained as long as needed. The Monetary Policy Committee stated that the current level of the policy rate will be maintained until there is a significant decline in the underlying trend of monthly inflation and until inflation expectations converge to the projected forecast range. The Monetary Policy Committee stated that it will reassess the stance of monetary policy if notable and persistent risks to the inflation outlook emerge.

On January 30, 2024, the Central Bank decreased the reserve requirement ratios from 30% to 25% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and increased the additional reserve requirement ratio for FX-denominated deposits/participation funds maintained in TL from 4% to 8%.

In accordance with a decree published in the Official Gazette No. 32449 dated February 3, 2024, Mrs. Hafize Gaye Erkan was dismissed, and Mr. Fatih Karahan was appointed as new Governor of the Central Bank.

On February 5, 2024, the CBRT published press release regarding reserve requirements. According to the press release, in order to strengthen the monetary transmission mechanism, increase the share of Turkish lira deposits, and support the transition from FX-protected deposits to Turkish lira deposits, reserve requirements of eligible deposit banks maintained for their Turkish lira deposit and FX-protected deposit accounts with a maturity longer than one month will be subject to remuneration every three months. On the other hand, participation banks will be provided with a discount on the amount of their Turkish lira reserve requirements to ensure a similar effect.

On February 8, 2024, the Central Bank released the first Inflation Report of 2024. In this report, the Central Bank stated that inflation is projected to be 36% at the end of 2024, and to 14% at the end of 2025, and to 9% at the end of 2026. According to the report, it is projected that there will be temporary increases in inflation in the first half of 2024, but that inflation will decline steadily starting from the second half of the year. While creating inflation forecasts, a policy framework was taken as a basis in which the required level of monetary tightness to establish disinflation was reached and this level would be maintained as long as necessary. In addition, the report emphasizes once again that monetary tightness will be reviewed if a significant deterioration in the inflation outlook is anticipated.

On February 22, 2024, the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 45%. According to the press release published on the same day, the Monetary Policy Committee stated that the current level of the policy rate will be maintained until there is a significant and sustained decline in the underlying trend of monthly inflation and until inflation expectations converge to the projected forecast range. The monetary policy stance will be tightened in case a significant and persistent deterioration in inflation outlook is anticipated. Moreover, the monetary transmission mechanism will be supported in case of unanticipated developments in credit growth and deposit rates. In order to support the monetary tightness, developments in market liquidity will be closely monitored and sterilization tools will be used whenever needed.

On March 6, 2024, the CBRT published press release regarding additional tightening measures. According to the press release, the CBRT has taken additional tightening measures to reinforce its commitment to tight monetary policy stance. In line with this objective, the following adjustments have been made within the scope of the loan growth-based securities maintenance practice: i) the monthly growth limit for TL commercial loans, previously set at 2.5 percent, has been reduced to 2 percent, ii) The monthly growth limit for general purpose loans, previously set at 3 percent, has been revised down to 2 percent. The 2 percent limit for vehicle loans remains unchanged. According to the decision taken regarding TL commercial loans, loans targeting exports, investments, agriculture and tradesmen as well as loans extended to public institutions and in the earthquake zone will remain exempt from this restriction.

On March 21, 2024, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 16.89% and a relatively low non-performing loan ratio of 1.60% as of January 2024.

As of January 2024, the loan to deposit ratio and return on average assets of the banking sector were 81.97% and 0.13%, respectively.

As of March 8, 2024, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts were between 0% and 25.0% depending on maturity. As of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 3 months). Furthermore, as of same date, the RRRs were 25.0% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and 10% for FX-protected deposit accounts up to 1-year, with 1-year or longer maturity. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

According to the decision taken by the Banking Regulatory and Supervision Agency (BRSA) on January 13, 2022, Deutsche Bank A.Ş. was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

Following the earthquakes that happened on February 6, 2023, the BRSA took new decisions, in order to reduce the negative effects of the disaster. Accordingly:

•	Pursuant to the BRSA Decision dated February 7, 2023, numbered 10503, for the 6 months following February 6, 2023:

•

The maturities of the new loans to be provided to the persons residing in the affected regions or restructurings for the same customers, can be determined by the banks without limitations set out in the Regulation on Loan Transactions of Banks and relevant BRSA decisions. Same rule applies to the financial lease, factoring and financing companies.

•	For the credit card transactions on sales of goods and services in the affected regions, credit card installment terms as determined by the BRSA, shall be doubled.

•	Pursuant to the BRSA Decision dated February 10, 2023, numbered 10507:

•

The minimum payment amount was determined as 20% of the term debt, without being associated with any limit. The issue regarding the use of cash, the closing and cancellation of the credit cards for which the minimum amount has not been paid until the debt is fully paid were left to the discretion of the banks. Banks were allowed to define grace periods by not demanding their receivables, including the minimum amount, during the postponement of their card debts.

•	The total limit of credit cards that can be obtained by real persons in case the monthly or annual average income level cannot be determined has been increased from TL 2000 to TL 5000.

•

In case the principal and interest payments of consumer and vehicle loans extended by banks, financial leasing, factoring and financing companies are postponed upon the request of customers, it was decided not to consider the postponement period within the maturity limits determined in the relevant legislation.

•

Upon the request of the customers, the principal and interest payments will be postponed for a minimum of 6 months, and the customer’s request will not be sought if the postponement is made without demanding interest/profit share.

•	Pursuant to the BRSA Decision dated February 14, 2023, numbered 10508:

•

Publicly traded banks’ repurchase of their own shares on the Borsa İstanbul A.Ş. Equity Market after February 6, 2023, will not to be taken into account as a discount item from the core capital in the application of subparagraph (a1) of the fourth paragraph of Article 9 of the Regulation on Banks’ Equity, and will not to be included in the calculation of the amount subject to credit risk and amount subject to market risk in the application of the Regulation on Measurement and Evaluation of Capital Adequacy of Banks.

•	Pursuant to the BRSA Decision dated February 23, 2023, numbered 10524:

•

The BRSA Decision dated February 7, 2023, numbered 10503, the BRSA Decision dated February 10, 2023, numbered 10507 and the BRSA Decision dated February 14, 2023, numbered 10508 shall be applied in the areas that are designated as “Disaster Area Affecting General Life” pursuant to the “Regulation on the Fundamental Rules Regarding the Effectiveness of Disasters in General Life”.

Until January 1, 2024, high risk weights in relation to: (i) customer credit cards and customer loans for individuals affected from the earthquake within the scope of the BRSA decision dated July 1, 2021; and (ii) commercial cash loans within the scope the BRSA decisions dated April 28, 2022 and October 21, 2022 shall not apply for those provided to clients affected from the earthquake, after February 6, 2023. On February 24, 2023, pursuant to article 12/A of “Regulation on Loan Transactions of Banks”, BRSA decided the ratio of the loan amount to the value of the house taken as collateral as follows:

Maximum Loan Amount That Can Be Used for The Purchasing of First Hand Housing

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 5 million TL	Value x %90	Value x %85	Value x %80
5 million TL < Housing Value ≤ 10 million TL	Value x %80	Value x %75	Value x %70
10 million TL < Housing Value ≤ 20 million TL	Value x %70	Value x %65	Value x %60
20 million TL < Housing Value	Value x %60	Value x %55	Value x %50

Maximum Loan Amount That Can Be Used for The Purchasing of Second Hand Housing and Mortgage Loans

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 1 million TL	Value x %90	Value x %90	Value x %90
1 million TL < Housing Value ≤ 2 million TL	Value x %70	Value x %65	Value x %60
2 million TL < Housing Value ≤ 5 million TL	Value x %60	Value x %55	Value x %50
5 million TL < Housing Value ≤ 10 million TL	Max. 3 million TL	Max. 2,75 million TL	Max. 2,5 million TL
10 million TL < Housing Value	Value x %0	Value x %0	Value x %0

Also, the loans in which is the scope of the new housing finance program, “My New Home” shall not be subject to this decision.

With its decision dated March 23, 2023, the BRSA allowed Asır Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated March 23, 2023, BRSA granted an operating license to Hayat Finans Katılım Bankası A.Ş.

With its decision dated March 23, 2023, the BRSA allowed Ziraat Dinamik Banka A.Ş. to be established as a digital bank.

With its decision dated March 30, 2023, BRSA granted an operating license to T.O.M. Katılım Bankası A.Ş.

On March 29, 2023, Turkey Wealth Fund announced that it had completed capital injections worth TL 111.7 billion into T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş. and Türkiye Vakıflar Bankası T.A.O.

With its decision dated April 7, 2023, BRSA granted an operating license to Tera Yatırım Bankası A.Ş. Pursuant to the BRSA Decision dated April 27, 2023, numbered 10585, due to the Kahramanmaras¸ Earthquakes in early 2023, it was decided that the deadline for rights holders’ demand applications with respect to time-barred deposits, participation funds, deposits and receivables held by banks for the year 2022 would be postponed to September 15, 2023 from June 15, 2023, and amounts for the year 2022 which are not sought by the applicable beneficiaries and heirs, together with the interest and dividends, can be transferred to the accounts at the Central Bank of the Savings Deposit Insurance Fund or at banks to be determined by the Savings Deposit Insurance Fund Board, until September 30, 2023.

With its decision dated May 4, 2023, the BRSA allowed SLM Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated June 1, 2023, the BRSA granted an operating license to Q Yatırım Bankası A.Ş.

With its decision dated August 3, 2023, the BRSA granted an operating license to Hedef Yatırım Bankası A.Ş.

With its decision dated August 3, 2023, the BRSA allowed Enpara Bank A.Ş. to be established as a deposit bank.

With its decision dated August 3, 2023, the BRSA allowed Colendi Bank A.Ş. to be established as a digital bank.

With its decision dated September 28, 2023, the Central Bank authorized İşte Pay Ödeme Kuruluşu AŞ to operate as an electronic money institution.

With its decision dated September 28, 2023, the Central Bank expanded the scope of Papara Elektronik Para AŞ’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 20, 2023), the Central Bank authorized Dinamik Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Faturakom Ödeme Hizmetleri A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Föy Fatura Ödeme Kuruluşu A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), The CBRT expanded the scope of Paybull Ödeme Hizmetleri ve Elektronik Para A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank temporarily suspended Ődeme Kuruluşu Hizmetleri A.Ş.’s operating license.

With its decision dated October 9, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Paynet Ödeme Hizmetleri A.Ş.’s operating license.

With its decision dated October 19, 2023, the BRSA canceled the establishment license of Kasa Katılım Bankası due to the fact that it had not applied for a valid operating license.

With its decision dated November 2, 2023, the BRSA granted an operating license to BLG Varlık Yönetim A.Ş.

With its decision dated November 9, 2023, the BRSA granted an operating license to AGS Altın Gezegen Varlık Yönetim A.Ş.

With its decision dated November 23, 2023, the BRSA expanded the scope of Türkiye Emlak Katılım Bankası AŞ’s operating license.

On November 23, 2023, the BRSA board of directors decision to allow Adabank A.Ş.’s transformation into a participation bank.

With its decision dated November 23, 2023, the BRSA granted an operating license to Mint Finansman A.Ş.

With its decision dated November 30, 2023, the BRSA canceled the operating license of Mercedes-Benz Finansal Kiralama Türk A.Ş.

With its decision dated December 12, 2023, the BRSA announced that institutions or organizations authorized to regulate and supervise their own fields have been given the freedom to determine different transition dates for the implementation of inflation accounting, and in this context, the financial statements of banks and financial leasing, factoring, financing, savings finance and asset management companies dated December 31, 2023 are within the scope of TMS 29. It was decided not to subject it to the required inflation adjustment.

With its decision dated December 26, 2023, the BRSA granted an operating license to EPS Varlık Yönetim A.Ş.

With its decision dated January 11, 2024, the BRSA announced that it has decided that banks, financial leasing, factoring, financing, savings financing and asset management companies will switch to inflation accounting as of January 1, 2025.

PUBLIC FINANCE AND BUDGET

In 2023, the Central Government consolidated budget expenditures were approximately TL 6,585.5 billion (compared to approximately TL 2,942.7 billion in 2022), the Central Government consolidated budget revenues were approximately TL 5,210.5 billion (compared to approximately TL 2,800.1 billion in 2022), the Central Government consolidated budget deficit was approximately TL 1,375.0 billion (compared to a deficit of approximately TL 142.7 billion in 2022), and the Central Government consolidated budget primary deficit was approximately TL 700.4 billion (compared to a surplus of approximately TL 168.2 billion in 2022).

In January 2024, the Central Government consolidated budget expenditures were approximately TL 767.9 billion (compared to approximately TL 321.3 billion during the same month of 2023), the Central Government consolidated budget revenues were approximately TL 617.2 billion (compared to approximately TL 289.1 billion during the same month of 2023), the Central Government consolidated budget deficit was approximately TL 150.7 billion (compared to a deficit of approximately TL 32.2 billion during the same month of 2023), and the Central Government consolidated budget primary deficit was approximately TL 29.6 billion (compared to a deficit of approximately TL 10.9 billion during the same month of 2023).

A Central Government budget deficit to GDP ratio of 6.4% for 2023 and 6.4% for 2024, and 3.4% for 2025 are expected through the 2024-2026 Medium Term Program that was announced on September 6, 2023. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.9%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2021	2022	2023	2024 (January)
Budget Expenditures	1,603,545	2,942,748	6,585,456	767,968
1-Excluding Interest	1,422,693	2,631,845	5,910,841	646,875
Compensation of Employees	346,279	615,296	1,324,530	260,250
Social Security Contributions	57,380	96,864	185,735	30,555
Purchase of Goods and Services	133,455	257,660	452,855	27,056
Current Transfers	626,828	1,126,363	2,373,641	284,656
Capital Expenditures	131,282	276,896	542,997	18,057
Capital Transfers	25,492	48,822	858,059	279
Lending	101,978	209,944	173,025	26,022
2-Interest	180,852	310,903	674,615	121,093
Budget Revenues	1,402,038	2,800,088	5,210,488	617,249
1-General Budget Revenues	1,364,107	2,738,809	5,097,145	605,258
Taxes	1,164,988	2,353,438	4,500,866	517,201
Property Income	55,543	104,705	133,092	10,979
Grants and Aids and Special Revenues	11,293	28,000	29,543	15,314
Interest, Shares and Fines	122,107	237,727	408,974	59,498
Capital Revenues	8,814	12,357	17,314	1,550
Collections from Loans	1,362	2,583	7,356	716
2-Special Budget Institutions	28,958	48,430	88,172	8,780
3-Regularity & Supervisory Institutions	8,972	12,849	25,171	3,211
Budget Balance	-201,507	-142,660	-1,374,968	-150,719
Balance Excluding Interest	-20,655	168,243	-700,353	-29,626

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 6618, dated December 28, 2022, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds opened or renewed since April 4, 2022, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until June 30, 2023. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until June 30, 2023.

On April 15, 2022, Law No. 7394 on Certain Amendments to the Law on Utilization of Immovable Properties Belonging to the Treasury and Certain Amendments to Value Added Tax Law and to Certain Laws and Statutory Decrees was published in the Official Gazette. Under this law, the corporate income tax rate was increased to 25% for banks, companies within the scope of Law No. 6361 on Financial Leasing, Factoring, Financing, and Saving Financing Companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies for the tax period starting from January 1, 2022. This law also introduced a VAT exemption for the goods and service deliveries for construction works within the scope of the investment incentive certificates related to the manufacturing industry and tourism until December 31, 2025. In addition, the required one-year holding period for VAT exemption related to resident or workplace purchases by non-residents was changed to three years.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, and the “Law on Amending Banking Law, Some Other Laws and Statutory Decree numbered 655” numbered 7407 and published in the Official Gazette dated May 28, 2022, certain tax regulations regarding corporate taxation were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts, such benefits are later extended to December 31, 2023 by the Law No. 7420.

Following the earthquakes on February 6, 2023, the Ministry of Treasury and Finance announced on February 7, 2023 and on February 21, 2023, that a state of force majeure has been declared until July 31, 2023 for taxpayers located in the earthquake zone. As of the date of the earthquake, the tax obligations of the taxpayers in the earthquake zone have been postponed until July 31, 2023. The Ministry of Treasury of Finance further announced on February 19, 2023 that for the taxpayers in affected region; (i) motor vehicles tax will benefit from the above postponement; (ii) tax declarations for the first temporary tax period shall not be requested; (iii) tax liabilities can be restructured without interest or penalty up to 24 months term. In addition, all in-kind or cash donations made to aid campaigns initiated by the Presidency can be considered as a discount in the determination of the tax bases of the relevant year.

On February 23, 2023, pursuant to the Law No. 7256 and Law No. 7326, the Presidential Decision on Restructuring of Some Claims (numbered 6831) was published in the Official Gazette. According to the decision, public debt of the people in the earthquake zone for whom a state of force majeure has been declared was restructured.

On March 2, 2023, Circular on Value Added Tax (numbered 70) was published by the Ministry of Treasury and Finance Revenue Administration. According to the Communique, export periods for export-registered deliveries goods were extended in places where the state of Force Majeure was declared due to the earthquakes in February 2023 pursuant to the article 11/1-c of Value Added Tax Law (numbered 3065).

The Law on the Amendment to the Social Security and General Health Insurance Law and the Statutory Decree-Law No. 375 (“Law No. 7438”), which eliminates the age requirement for retirement and offers early retirement to millions of citizens, was published in the Official Gazette dated March 3, 2023. Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette dated March 21, 2023. The law provides that all cash donations and other aid made to the Disaster Reconstruction Fund are deductible for both individual income tax and corporate income tax purposes.

According to Presidential Decision No. 7344, dated July 6, 2023, the amounts of the fixed fees for a range of government services, including fixed judicial, notary, land registry and other governmental fees applicable for 2023 in accordance with the Fees Act numbered 492 were increased by 50%, with the exception of the driving license fees. Also, the registration fee for mobile phones that had been brought from abroad was increased to TL 20,000 from TL 6,091.

According to Presidential Decision No. 7345, dated July 6, 2023, the Bank Insurance and Transaction Tax (BSMV) which was applied to consumer loans was increased to 15% from 10%.

According to Presidential Decision No. 7346, dated July 6, 2023, the 8% rate of VAT which was charged on some goods and services was increased to 10% and the 18% rate of VAT which was charged on some goods and services was increased to 20%.

On July 15, 2023, Law No. 7456 on Implementing Additional Motor Vehicles Tax to Compensate Economic Losses Caused by February 6, 2023 Earthquakes and Amending Certain Laws and Decrees Having the Force of Law was published in the Official Gazette. Pursuant to this law, the following amendments, among others, were enacted:

Motor Vehicle taxes on vehicles which were registered as of July 15, 2023 and would be registered for the first time until December 31, 2023, would be doubled for 2023 only.

Corporate tax was increased to 25% from 20% and corporate tax for banks and financial institutions was increased to 30% from 25%, while the corporate tax discount for exporter companies was increased to 5% from 1%.

The President’s power to increase the fixed Special Consumption Tax, levied on certain specified goods in the Republic, which was up to one and half times was changed to up to five times.

FX-protected TL deposits supported before by Ministry of Treasury and Finance would be supported by the Central Bank.

According to Presidential Decision No. 7390, dated July 15, 2023, the Special Consumption Tax amount of some goods including oil was increased.

On July 15, 2023, Law No. 7457 on Amending the Central Government Budget Law, which increased the general budget revenue forecast by TL 1,119,514,513,000, was approved in the parliament.

On October 17, 2023, the 2024 Central Government Budget Law Proposal was submitted to the Grand National Assembly of Türkiye. On October 26, 2023, the budget debates began at the Plan and Budget Commission of the Grand National Assembly of Türkiye.

On December 31, 2023, the 2024 Central Government Budget Law was published in the Official Gazette. According to the Law, the general budget expenditures and revenues were forecasted to be TL 11,007,879,053,000 and TL 8,353,029,549,000, respectively.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$180.8 million in 2023 and approximately U.S.$7.2 million as of March 8, 2024.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.49 billion as of March 8, 2024.

DEBT

In February 2024, the average maturity of the Republic’s domestic cash borrowing was 51.6 months, as compared to 72.6 months in February 2023. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 34.87% in February 2024, compared to 11.03% in February 2023.

The total gross outstanding external debt of the Republic was approximately U.S.$482,639 million (at then- current exchange rates) at the end of the third quarter of 2023.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2022 Q4	2023 Q1	2023 Q2	2023 Q3
GROSS EXTERNAL DEBT	459,261	476,767	478,399	482,639
SHORT-TERM	149,103	161,573	165,757	168,854
Public Sector	28,895	33,341	31,083	31,829
Central Bank	32,790	39,321	46,234	45,714
Private Sector	87,418	88,911	88,440	91,311
LONG-TERM	310,158	315,194	312,642	313,785
Public Sector	157,322	163,999	164,263	162,977
Central Bank	0	0	0	0
Private Sector	152,835	151,195	148,379	150,808

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 30.5% in the third quarter of 2023. The Republic also maintains a large cash balance to cover its financing needs. As of March 11, 2024, the Republic’s cash account with the Central Bank stood at approximately TL 893.4 billion. As of year-end 2023, it was approximately TL 770.0 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2024, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2018	2019	2020	2021	2022	2023		2024
Nominal GDP (in billions of TL)	3,761	4,318	5,049	7,256	15,012	26,276
Real GDP Growth (%)	3.0	0.8	1.9	11.4	5.5	4.5
Seasonally Adjusted Unemployment (%)	11.0	13.7	13.1	12.0	10.4	8.8	**	9.1	***
Consumer Price Index (%)	20.30	11.84	14.60	36.08	64.27	64.77		67.07	****
Domestic Producer Price Index (%)	33.64	7.36	25.15	79.89	97.72	44.22		47.29	****
Current Account Balance (in millions of U.S.$)	-20,151	10,798	-31,914	-7,398	-49,085	-45,383	†
Central Government External Debt Stock (in millions of U.S.$)	91,245	96,443	102,317	109,732	113,715	119,134		118,536	***
Public Sector Borrowing Requirement/GDP (%)	2.5	3.2	3.9	2.5	2.4	6.4	*	5.9	*

*	2024-2026 Medium Term Program.
**	As of December 2023.
***	As of January 2024.
****	As of February 2024.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From February 7, 2024 to March 7, 2024, the Istanbul Stock Exchange National 100 Index increased by 2.39%.